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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           (AMENDMENT NO. ___________)

                               MAZEL STORES, INC.
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                                (Name of Issuer)

                         Common Stock, without par value
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                         (Title of Class of Securities)

                                   578792 103
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                                 (CUSIP Number)


                                  July 13, 2000
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             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

               [ ]      Rule 13d-1(b)

               [X]      Rule 13d-1(c)

               [ ]      Rule 13d-1(d)

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CUSIP No.     578792 103         13G                           Page 2 of 5 Pages
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           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


    1.     William A. Shenk
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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [ ]

    2.     Not Applicable
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           SEC USE ONLY

    3.
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           CITIZENSHIP OR PLACE OF ORGANIZATION

    4.     United States of America
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         NUMBER OF                    SOLE VOTING POWER

          SHARES                 5.   630,000
                             ---------------------------------------------------
       BENEFICIALLY                   SHARED VOTING POWER

         OWNED BY                6.   0
                             ---------------------------------------------------
           EACH                       SOLE DISPOSITIVE POWER

         REPORTING               7.   630,000
                             ---------------------------------------------------
          PERSON                      SHARED DISPOSITIVE POWER

           WITH                  8.   0
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           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9.     630,000
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           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    [ ]
           SHARES*

   10.     Not Applicable
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           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   11.     6.9%
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           TYPE OF REPORTING PERSON*

   12.     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.     578792 103         13G                           Page 3 of 5 Pages
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ITEM 1(a). NAME OF  ISSUER:  MAZEL STORES, INC.


      (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  31000 Aurora Road, Solon, Ohio  44139


ITEM 2(a). NAME OF PERSON FILING:   William A. Shenk


      (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  3925 Gaffney Court
                  San Diego, California  92130

      (c). CITIZENSHIP:  USA


      (d). TITLE OF CLASS OF SECURITIES:  Common Stock, without par value


      (e). CUSIP NUMBER:  578792 103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.


ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 630,000
         (b) Percent of class: 6.9% based on 9,141,798 common shares outstanding at May 30, 2000 as reported in the Issuer's 10Q filed June 13, 2000.
         (c)      Number of shares as to which such person has:
         (i)      Sole power to vote or to direct the vote 630,000
         (ii)     Shared power to vote or to direct the vote 0
         (iii)    Sole power to dispose or to direct the disposition of 630,000
         (iv)     Shared power to dispose or to direct the disposition of 0


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CUSIP No.     578792 103         13G                           Page 4 of 5 Pages
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.


ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.     578792 103         13G                           Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         July 13, 2000
                                                         ----------------------
                                                         (Date)


                                                         /s/ William A. Shenk
                                                         ----------------------
                                                         (Signature)


                                                         William A. Shenk
                                                         ----------------------
                                                         (Name/Title)